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                                                                    EXHIBIT 99.2

LOGO


                                                                December 2, 1997

Dear Shareholder:

     You are cordially invited to attend a Special Meeting (the "SmarTalk Special Meeting") of Shareholders of SmarTalk TeleServices, Inc., a California corporation ("SmarTalk"), to be held on December 31, 1997, at the Century Plaza Hotel, 2025 Avenue of the Stars, Los Angeles, California at 10:00 a.m., local time, at which you will be asked to consider and approve (i) the principal terms of the proposed merger (the "Merger") of ConQuest Telecommunication Services Corp., a Delaware corporation ("ConQuest") and SMTK Acquisition Corp. II, a Delaware corporation ("SMTK Sub") and wholly-owned subsidiary of SmarTalk, pursuant to an Agreement and Plan of Reorganization and Merger, dated as of July 30, 1997 (the "Merger Agreement"), by and among ConQuest, SmarTalk and SMTK Sub,
(ii) an amendment to SmarTalk's 1996 Stock Incentive Plan and the rules relating thereto (the "1996 Plan Amendment"), and (iii) the change of SmarTalk's state of incorporation from California to Delaware (the "Reincorporation"). Upon the Merger becoming effective, each share of common stock, par value $.001 per share, of ConQuest ("ConQuest Common Stock") issued and outstanding at such time (other than shares which have not been voted in favor of the Merger Agreement and with respect to which appraisal rights have been perfected in accordance with the Delaware General Corporation Law) will be converted automatically into the right to receive 7.63 shares (the "Merger Consideration") of common stock, no par value, of SmarTalk, and ConQuest will become a wholly-owned subsidiary of SmarTalk.

     AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF SMARTALK HAS CONCLUDED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF SMARTALK AND HOLDERS OF SMARTALK COMMON STOCK (THE "SMARTALK SHAREHOLDERS"), AND UNANIMOUSLY RECOMMENDS THAT THE SMARTALK SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PRINCIPAL TERMS OF THE MERGER, THE 1996 PLAN AMENDMENT AND THE REINCORPORATION. Salomon Brothers Inc, SmarTalk's financial advisor, has delivered to the Board of Directors of SmarTalk its opinion, dated the date hereof, that the Merger Consideration is fair, from a financial point of view, to the SmarTalk Shareholders.

     It is important that your shares be represented and voted at the SmarTalk Special Meeting regardless of the number of shares you own and whether or not you plan to attend the SmarTalk Special Meeting. The affirmative vote of the holders of a majority of the SmarTalk Common Stock outstanding as of November 15, 1997 is required for approval of the principal terms of the Merger and the Reincorporation. Your failure to vote for approval of the principal terms of the Merger or for the Reincorporation has the same effect as a vote against the Merger or the Reincorporation, respectively. The affirmative vote of the holders of a majority of the SmarTalk Common Stock entitled to vote at the SmarTalk Special Meeting is required for the approval of the 1996 Plan Amendment. Therefore, we urge you to sign, date and mail the enclosed proxy. If you decide to attend the SmarTalk Special Meeting and wish to vote in person, you may withdraw your proxy at that time.

                                          Sincerely,

                                          /s/ ROBERT H. LORSCH
                                          -----------------------
                                          Robert H. Lorsch
                                          Chairman and
                                          Chief Executive Officer